Exhibit 99.6

(BAR CODE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 16, 2015

ASSEMBLEA DEGLI AZIONISTI—16 APRILE 2015

ATTENDANCE AND PROXY CARD

REGISTRATION NUMBER	1.123.00099	N. DI REGISTRAZIONE

The Annual General Meeting of Shareholders of Fiat Chrysler Automobiles N.V. will be held on April 16, 2015 at 12:00 p.m. CET at:	L’Assemblea degli Azionisti di Fiat Chrysler Automobiles N.V. si terrà il 16 Aprile 2015 alle ore 12:00 presso:
Hotel Sofitel Legend The Grand Amsterdam, Oudezijds Voorburgwal 197, 1012 EX – Amsterdam (the Netherlands)

We hereby confirm the registration to attend the above meeting of:	Confermiamo la registrazione per partecipare alla suddetta assemblea di:

Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Date of birth/Nato il: XX.XX.XXXX—Place of birth/Luogo di nascita: XXXXXXXXXXXXXXXXXX

Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

for the following shares/ per le seguenti azioni:
Class of shares/Tipo azioni	(Common/Electing/Qualifying/Special)
ISIN	NL0010877643
Number of shares/Numero di azioni	XXXXXXXXXXX

Computershare S.p.A.	Fiat Chrysler Automobiles N.V.

PROXY CARD

Should the above indicated shareholder not be able to attend the meeting in person, he/she may appoint a representative filling in the following proxy.	Se il suddetto azionista non può partecipare all’assemblea personalmente, potrà delegare un rappresentante completando la seguente delega.

The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

appoints/delega:

Mr./Mrs./il Sig./la Sig.ra

to represent him/her and vote on his/her behalf at the abovementioned Annual General Meeting of Shareholders of FCA.	a rappresentarlo e a votare per suo conto alla sopramenzionata Assemblea degli Azionisti FCA.

Date/Data	Signature/Firma